                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) and 13(e)(1) of
                       the Securities Exchange Act of 1934

                                (AMENDMENT NO. 6)

                                    IBP, INC.
                            (Name of Subject Company)

                          LASSO ACQUISITION CORPORATION
                                TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (Title of Class of Securities)

                                 ---------------

                                    449223106
                      (Cusip Number of Class of Securities)

                                   LES BALEDGE
                                TYSON FOODS, INC.
                             2210 West Oakland Drive
                           Springdale, Arkansas 72762
                            Telephone: (501) 290-4000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                                 Mel M. Immergut
                                Lawrence Lederman
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5732

                            CALCULATION OF FILING FEE

      Transaction valuation*                        Amount of filing fee
          $1,413,087,579                                 $282,617.52

* Estimated for purposes of calculating the amount of the filing fee only.

         The amount assumes the purchase of a total of 52,336,577 shares of the outstanding common stock, par value $0.05 per Share, of IBP, inc., at a price per Share of $27.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,610,334 Shares of IBP, inc. outstanding as of November 1, 2000 (as reported in IBP, inc.'s Form 10-Q for the 39 weeks ended September 23, 2000).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $272,150.20       Filing Party:  Tyson Foods, Inc. (Offeror Parent) and Lasso
                                                     Acquisition Corporation

Form or Registration No.:          Schedule TO       Date Filed: December 12, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

AMENDMENT NO. 6 TO TENDER OFFER STATEMENT

         This Amendment No. 6 to the Tender Offer Statement on Schedule TO as the same may have been amended from time to time (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         On December 28, 2000, Tyson issued a press release announcing that it had increased its Offer to acquire the Company to $27.00 per Share. Tyson also announced that it was prepared to commence an exchange offer for all Shares not purchased in this Offer promptly after the

Company signed a merger agreement with Tyson (the "Exchange Offer"). In the Exchange Offer, Tyson would offer to exchange, for each outstanding Share not owned by Tyson, a number of shares of Tyson Class A Common Stock having a value of $27.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the Exchange Offer is at least $12.60 and no more than $15.40. This $27.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed.

         The Offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York city time, on Thursday, January 11, 2001, unless the Offer is extended.

         All references in the Offer to Purchase to (a)"$26.00" are hereby amended and restated to refer to "$27.00"; (b) "Wednesday, January 10, 2001" are hereby amended and restated to refer to "Thursday, January 11, 2001"; and
(c) "sole discretion", when referring to conditions to the Offer and Amended Offer, are hereby amended and restated to refer to "reasonable discretion".

Item 1.  Summary Term Sheet.

         Item 1 is hereby amended and supplemented as follows:

         The answer to the question in the subsection entitled "Is your financial condition relevant to my decision to tender in the Offer?" is hereby amended and restated in its entirety as follows:

                  "Because the form of payment in the Offer consists solely of cash and the Offer is not subject to a financing condition, we do not think our financial condition is material to your decision whether to tender in the Offer. However, as noted below, if you do not tender in the Offer, but tender in the Exchange Offer, you will receive for each Share you tender (if we are required pursuant to the terms of the Exchange Offer to accept Shares), shares of Tyson Class A Common Stock having a value of $27.00 if, during the relevant pricing period before the expiration date of the Exchange Offer, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If you do not tender in the Offer or the Exchange Offer in the subsequent merger (if it occurs), you will receive, for each Share you hold, shares of Tyson Class A Common Stock having a value of $27.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. These $27.00 values are subject to adjustment as noted in the Offer to Purchase if the average per share price of Tyson Class A Common Stock during the pricing period is not in that range. If you would like additional information about our financial condition, please see "Certain Information Concerning Purchaser and Tyson-Available Information."

         The answer to the question in the subsection entitled "What does the board of directors of the Company think of this Offer?" is hereby amended and restated in its entirety as follows:

                  "The special committee of the board of directors of the Company has responded to our original proposal by entering into a confidentiality agreement with us and providing access to due diligence. For more information, see "Background of the Offer; Proposed Merger Agreement." The special committee of the board of directors of the Company has recommended that holders of Shares take no action with respect to our original offer. For more information about the recommendation of the special committee of the board of directors of the Company, see the Schedule 14d-9 filed by the Company with the Securities and Exchange Commission ("SEC") on December 22, 2000. However, neither the special committee of the board of directors of the Company nor the board of directors of the Company, has approved the revised Offer or otherwise commented on it as of the date Tyson filed its Amendment No. 6 to the Schedule TO."

         The answer to the question in the subsection entitled "Will the Offer be followed by a merger?" is hereby amended and supplemented by adding the following sentence at the end thereof:

                  "You may also choose to tender your Shares in the Exchange Offer, in which case you should receive Tyson Class A Common Stock when the Exchange Offer closes."

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

                  "On December 28, 2000, Tyson issued a press release announcing that it had increased its Offer to acquire the Company to $27.00 per Share. Tyson also announced that it was prepared to commence an exchange offer for all Shares not purchased in this Offer promptly after the Company signed a merger agreement with Tyson. In the Exchange Offer, Tyson would offer to exchange, for each outstanding Share not owned by Tyson, a number of shares of Tyson Class A Common Stock having a value of $27.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the Exchange Offer is at least $12.60 and no more than $15.40. This $27.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed."

Items 4, 5, 6 and 11.

         Items 4, 5, 6 and 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

         The second paragraph of the section of the Offer to Purchase entitled "Introduction" is hereby amended and restated in its entirety as follows:

                  "The purpose of the Offer, the proposed Exchange Offer and second-step merger is to enable Tyson to acquire control of, and to acquire the entire equity interest in, the Company. Tyson has delivered to the Company a signed merger agreement, which is summarized herein. Tyson intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company based on such signed merger agreement. If such negotiations result in a definitive merger agreement between the Company and Tyson, certain material terms of the Offer may change. Accordingly, such negotiations could result in, among other things, modification, extension or termination of the Offer and submission of a different acquisition proposal to the Company's stockholders for approval. Tyson currently intends, as soon as practicable after the Company signs the merger agreement, to commence the Exchange Offer. Tyson currently intends, as soon as practicable following consummation of the Offer and the Exchange Offer, to seek to have the Company consummate a merger with and into Purchaser with the Purchaser continuing as the surviving corporation (the "Proposed Merger"), pursuant to which each then remaining Share outstanding (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $27.00 if, during the relevant pricing period before the Proposed Merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If Tyson Class A Common Stock has not traded in that range, the difference to you is that you would receive $27.00 per Share in cash if you tender your Shares in the Offer, but you will receive shares of Tyson Class A Common Stock having a value of more than $27.00 per Share, if the average price is more than $15.40, or having a value of less than $27.00 per Share, if the average price is less than $12.60. These $27.00 values are subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed."

         The second to last paragraph of the section of the Offer entitled "Introduction" is amended and supplemented by adding the following at the end thereof:

                  "THE OFFER DOES NOT CONSTITUTE AN EXCHANGE OFFER FOR SHARES THAT ARE NOT THE SUBJECT OF THE OFFER AND ANY SUCH EXCHANGE OFFER WILL BE MADE ONLY THROUGH TENDER OFFER MATERIALS PURSUANT TO THE REQUIREMENTS OF THE EXCHANGE ACT AS WELL AS A REGISTRATION STATEMENT AND THE PROSPECTUS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AS AMENDED."

         The section of the Offer to Purchase entitled "Background of the Offer; Proposed Merger Agreement" is hereby amended and supplemented by adding the following after the paragraph immediately preceding the subsection entitled "The Amended Offer":

                  "On December 18, 2000, Tyson and the Company entered into a confidentiality agreement substantially similar to the Confidentiality Agreement providing for Tyson to provide due diligence information to IBP. During this period, representatives of Tyson and the Company continued to conduct due diligence with respect to the business and operations of the other.

                  On December 21, 2000, Tyson received a letter from J.P. Morgan Securities Inc. ("JP Morgan") on behalf of the Special Committee inviting Tyson to submit a "best and final offer" between 4:00 p.m. and 5:00 p.m. on Friday, December 29, 2000. On December 27, 2000, Mr. John Tyson and other representatives of Tyson addressed the Special Committee and its advisors by telephone with respect to the business and operations of Tyson. On December 28, 2000, Tyson delivered a letter to the Special Committee outlining the new terms of its proposal and issued a press release disclosing those terms. The press release and letter are attached to the Schedule TO as Exhibit (a)(13). Tyson also delivered to counsel to the Special Committee an executed merger agreement incorporating the terms of the revised proposal and addressing other comments made by counsel to the Special Committee. The revised merger agreement is attached to the Schedule TO as Exhibit (d)(3)"

         The third sentence of the first paragraph of the section of the Offer to Purchase entitled "The Amended Offer" is amended and supplemented to insert after the words "in whole or in part at any time or from time to time" and before the comma the following words:

         "prior to the expiration of the Amended Offer".

         The second paragraph of the section of the Offer to Purchase entitled "The Amended Offer" is hereby amended and restated in its entirety, and a new third paragraph shall be added, as follows:

                  "Under the Merger Agreement, Purchaser will have the right, without the consent of the Company, to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Amended Offer or any period required by applicable law. Unless the Merger Agreement has been terminated, Purchaser shall extend the Amended Offer from time to time in the event that, at a then-scheduled expiration date, all of the conditions to the Amended Offer have not been satisfied or waived as permitted pursuant to the Merger Agreement, each such extension not to exceed (unless otherwise consented to in writing by the Company) the lesser of 10 additional business days or such fewer number of days that Purchaser reasonably believes are necessary to cause the conditions to the Amended Offer to be satisfied. Except as provided in the Merger Agreement, Purchaser shall not terminate the Amended Offer without purchasing Shares pursuant to the Amended Offer."

                  "As promptly as practicable after the date of the Merger Agreement, Tyson shall cause Purchaser to, and Purchaser shall commence an Exchange Offer pursuant to which Purchaser shall offer to issue, in exchange for each then issued and outstanding Share, other than Shares then owned by Tyson, a number of duly authorized, validly issued, fully paid and non-assessable shares of Tyson Class A Common Stock equal to
         (a) if the market price per share of Tyson Class A Common Stock is equal to or greater than $15.40, 1.753, (b) if the market price per share of Tyson Class A Common Stock is less than $15.40 and greater than $12.60, the result of $27.00 divided by the market price per share of Tyson Class A Common Stock, or (c) if the market price per share of Tyson Class A Common Stock is equal to or less than $12.60, 2.143. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the second trading day immediately preceding the expiration date of the Exchange Offer. The obligation of Purchaser to consummate the Exchange Offer and to issue shares of Tyson Class A Common Stock in exchange for Shares tendered pursuant to the Exchange Offer shall be subject only to Purchaser having accepted for payment, and paid for, Shares tendered pursuant to the

         Offer and certain other conditions."

         The section of the Offer to Purchase entitled "Recommendation" is hereby amended and restated in its entirety as follows:

                  "The Merger Agreement contemplates that the board of directors of the Company, upon recommendation of the Special Committee, will (i) determine that each of the Merger Agreement, the Amended Offer, the Exchange Offer and the Proposed Merger is fair to, and in the best interest of, the holders of Shares, (ii) approve the Merger Agreement and the transactions contemplated thereby, including each of the Amended Offer, the Exchange Offer and the Proposed Merger and (iii) resolve to recommend that the stockholders of the Company who desire to receive cash for their Shares accept the Amended Offer and the Exchange Offer, and tender their Shares and that, following consummation of the Amended Offer and the Exchange Offer, the stockholders of the Company adopt the Merger Agreement and vote in favor of the Proposed Merger."

         The section of the Offer to Purchase entitled "Proposed Merger" is hereby amended and supplemented by adding an additional paragraph at the end thereof:

                  "The Merger Agreement contemplates that, in the event that at February 28, 2001, the Minimum Condition has not been satisfied, Purchaser will terminate the Amended Offer and Tyson, Purchaser and the Company will agree to complete the Proposed Merger for consideration including both cash and Tyson Class A Common Stock (the "Cash Election Merger"). In the Cash Election Merger, each holder of Shares will have the right to elect to receive either $27.00 cash ("Cash Consideration") for each Share or a number of shares of Tyson Class A Common Stock ("Stock Consideration") equal to, (a) if the market price per share of Tyson Class A Common Stock is equal to or greater than $15.40, 1.753,
         (b) if the market price per share of Tyson Class A Common Stock is less than $15.40 and greater than $12.60, the result of $27.00 divided by the market price per share of Tyson Class A Common Stock, or (c) if the market price per share of Tyson Class A Common Stock is equal to or less than $12.60, 2.143. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the fifth trading day immediately preceding the effective time of the Cash Election Merger. The maximum number of Shares for which Cash Consideration will be paid will be limited to a number of the outstanding Shares which, together with Shares owned by Tyson and any Shares the holders of which elect to pursue appraisal rights under Delaware Law, equals 50.1% of the outstanding Shares. If the number of Shares the holders elect Cash Consideration, together with Shares owned by Tyson and any Shares the holders of which elect to pursue appraisal rights under Delaware Law, exceeds 50.1% of the outstanding Shares, such holders will receive cash for a pro rata portion of their Shares and the remaining Shares will receive Stock Consideration. The maximum number of Shares for which Stock Consideration will be paid will be limited to 49.9% of the outstanding Shares. If the number of Shares for which holders elect Stock Consideration exceeds 49.9% of the outstanding Shares, such holders will receive Tyson

         Class A Common Stock for a pro rata portion of their Shares and the remaining Shares will receive Cash Consideration."

         The second and third paragraphs of the section of the Offer to Purchase entitled "Employee Stock Options" are hereby amended and restated in their entirety as follows:

                  "Under the Merger Agreement, prior to the effective time of the Proposed Merger, the Company will use its best reasonable efforts to (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of such stock option plans of the Company that, in the case of either clauses (i) or (ii), are necessary or appropriate to give effect to the above transactions; provided, however, that lack of consent of any holder of a Company Option will in no way affect the obligations of the parties to consummate the Proposed Merger.

                  In the Merger Agreement, Tyson will agree to take, at or prior to the effective time of the Proposed Merger, all corporate action necessary to reserve for issuance a sufficient number of shares of Tyson Class A Common Stock for delivery upon exercise of the Tyson Options. The Merger Agreement provides that Tyson will agree to file a registration statement on Form S-8, with respect to the shares of Tyson Class A Common Stock subject to such Tyson Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Tyson Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, Tyson shall administer the Company stock option plans in a manner consistent with the exemptions provided by Rule 16(b)(3) promulgated under the Exchange Act."

         The third paragraph of the section of the Offer to Purchase entitled "Representations and Warranties" is hereby amended and restated in its entirety as follows:

                  "In the Merger Agreement, Tyson will make customary representations and warranties to the Company, including representations relating to its corporate organization and subsidiaries; authority relative to the Merger Agreement; absence of conflicts; capitalization; SEC filings; financial statements; absence of certain changes or events (including any material adverse effect on the financial condition, business, assets or results of operations of the Company); absence of material liabilities; adequate funding; ownership of Company stock; finders fees and other matters."

         The first paragraph of the subsection entitled "Tax Matters" within the section of the Offer to Purchase entitled "Covenants of the Company" is hereby amended and restated in its entirety as follows:

                  "The Merger Agreement would require that, except as required by law or as would not have a material adverse effect and without the prior written consent of Tyson, such consent not to be unreasonably withheld, neither the Company nor any of its subsidiaries will make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax returns or claims for tax refunds, enter into any closing agreement, surrender any tax claim, audit or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action, if any such election, action or omission would have the effect of increasing the tax liability or reducing any tax asset of the Company or any of its subsidiaries."

         The third paragraph of the subsection entitled "Tax Matters" within the section of the Offer to Purchase entitled "Covenants of the Company" is hereby amended supplemented by adding the following at the end thereof:

                  "The Company shall use its reasonable best efforts to cause Wachtell, Lipton, Rosen & Katz to provide an opinion, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the effective time of the Proposed Merger, to the effect that the Proposed Merger will be treated for federal income tax purposes as a Reorganization under Section 368(a) of the Code and that each of Tyson, Purchaser and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. The Company shall use its reasonable best efforts to provide to Wachtell, Lipton, Rosen & Katz and Milbank, Tweed, Hadley & McCloy LLP a certificate containing representations reasonably requested by such counsel in connection with the opinions to be delivered pursuant to the Merger Agreement."

         The subsection entitled "Affiliates" within the section of the Offer to Purchase entitled "Covenants of the Company" is hereby amended and restated in its entirety as follows:

                  "The Merger Agreement would require that, at least 30 days prior to the effective time of the Proposed Merger, the Company shall use its reasonable best efforts to (a) deliver to Tyson a letter identifying all known persons who may be deemed affiliates of the Company for the purposes of Rule 145 of the Securities Act of 1933, as amended (the "Securities Act") and (b) obtain a written agreement in an agreed upon form from each person who may be so deemed, as soon as practicable and, in any event, prior to the effective time of the Proposed Merger."

         A new subsection entitled "Confidentiality" shall be added at the end of the section of the Offer to Purchase entitled "Covenants of the Company" and before the section of the Offer to Purchase entitled "Covenants of Tyson" and shall state as follows:

                  Confidentiality. The Company will agree that the confidentiality agreement dated December 18, 2000 between it and Tyson shall continue in full force and effect prior to the effective time of the Proposed Merger and after any termination of the Merger Agreement.

         The subsection entitled "Tyson Stockholder Meeting" within the section of the Offer to Purchase entitled "Covenants of Tyson" is hereby amended and restated in its entirety as follows:

                  "Tyson will cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the issuance of Tyson Class A Common Stock in the Exchange Offer, the Proposed Merger and pursuant to Tyson Options after the Proposed Merger. The board of directors of Tyson shall recommend approval of the issuance of Tyson Class A Common Stock in the Exchange Offer and the Proposed Merger pursuant to the Merger Agreement and shall not withdraw such recommendation."

         The subsection entitled "Stock Exchange Listing" within the section of the Offer to Purchase entitled "Covenants of Tyson" is hereby amended and restated in its entirety as follows:

                  "Tyson will agree to use its reasonable best efforts to cause the shares of Tyson Class A Common Stock to be issued in connection with the Exchange Offer and the Proposed Merger to be listed on the NYSE, subject to official notice of issuance."

         The subsection entitled "Acquisition of Shares" within the section of the Offer to Purchase entitled "Covenants of Tyson" is hereby amended and restated in its entirety as follows:

                  "Tyson and Purchaser will agree not to acquire any Shares prior to the effective time of the Proposed Merger or the termination of the Merger Agreement, other than Shares purchased pursuant to the Amended Offer or the Exchange Offer."

         The subsection entitled "Reorganization Matters" within the section of the Offer to Purchase entitled "Covenants of Tyson" is hereby amended and supplemented by adding the following at the end thereof:

                  "Tyson shall use its reasonable best efforts to cause Milbank, Tweed, Hadley & McCloy LLP to provide an opinion, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the effective time of the Proposed Merger, to the effect that the Proposed Merger will be treated for federal income tax purposes as a Reorganization under Section 368(a) of the Code and that each of Tyson, Purchaser and the Company will be a party to the reorganization within the meaning of section 368(b) of the Code. Tyson shall use its reasonable best efforts to provide to Wachtell, Lipton, Rosen & Katz and Milbank, Tweed, Hadley & McCloy LLP a certificate containing representations reasonably requested by such counsel in connection with the opinions to be delivered pursuant to the Merger Agreement."

         The subsection entitled "Information Relating to Offer" within the section of the Offer to Purchase entitled "Covenants of Tyson" is hereby amended and restated in its entirety as follows:

                  "Tyson will agree to cause any depository or agent effecting the Amended Offer, to provide to the Company promptly as requested from time to time by the Company current information regarding the status of the Offer and the Exchange Offer and the number of Shares tendered and not validly withdrawn."

         The section of the Offer to Purchase entitled "Covenants of Tyson" shall be amended and supplemented by adding the following subsection entitled "Voting Agreement" at the end thereof:

                  "Voting Agreement. Contemporaneous with the execution hereof, Tyson shall cause to be delivered by Tyson Limited Partnership a voting agreement pursuant to which

         Tyson Limited Partnership will agree to vote in favor of the issuance of Tyson Class A Common Stock in the proposed Exchange Offer and Proposed Merger."

         The subsection entitled "Company Proxy Statement and Form S-4" within the section of the Offer to Purchase entitled "Mutual Covenants of Tyson and the Company" is hereby amended and restated as follows:

                  All references to "Form S-4", including the title of the subsection, shall be changed to read "Merger Form S-4".

         The first sentence to the subsection entitled "Company Proxy Statement and Form S-4" within the section of the Offer to Purchase entitled "Mutual Covenants of Tyson and the Company" is hereby amended and restated in its entirety as follows:

                  If Purchaser does not acquire at least 90% of the issued and outstanding Shares in the Offer and the Exchange Offer, the Merger Agreement provides that the Company will promptly prepare its proxy statement (the "Company Proxy Statement") for soliciting proxies to vote at the special meeting of stockholders called to vote on the Merger Agreement and the Proposed Merger.

         The subsection entitled "Best Efforts" within the section of the Offer to Purchase entitled "Mutual Covenants of Tyson and the Company" shall be renamed "Certain Regulatory Issues". Further, beginning with the third sentence, the remainder of the subsection shall be amended and restated in its entirety as follows:

                  "The Merger Agreement provides that the Company and its board of directors will use their reasonable best efforts to (a) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Amended Offer, the Exchange Offer, the Proposed Merger or any of the other transactions contemplated by the Merger Agreement and (b) if any state takeover statute or similar statute or regulation becomes applicable to any of the foregoing, take all action necessary so that the Amended Offer, the Exchange Offer, the Proposed Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Amended Offer, the Exchange Offer and the Proposed Merger. The Merger Agreement provides that Tyson shall take actions as may be necessary to eliminate any impediment under any antitrust, competition or trade regulation laws that may be asserted by any governmental entity with respect to the Amended Offer, the Exchange Offer or the Proposed Merger so as to enable the Amended Offer, the Exchange Offer and the Proposed Merger to occur as soon as reasonably practicable. Without limiting the generality of the foregoing, Tyson shall agree to divest, hold separate, or agree to any conduct restrictions with respect to any Tyson or Company assets or may be required by any governmental entity in order to forego that governmental entity bringing any action to enjoin the Offer, the Exchange Offer or the Proposed Merger."

         The subsection entitled "Certain Filings" within the section of the Offer to Purchase entitled "Mutual Covenants of Tyson and the Company" is hereby amended and restated as follows:

                  The reference to "Form S-4" shall be changed to read "Merger Form S-4".

         Subsection (d) of the first paragraph of the section of the Offer to Purchase entitled "Conditions to the Merger" is hereby amended and restated in its entirety as follows:

                  "the Merger Form S-4 will have been declared effective, no stop order suspending the effectiveness of the Merger Form S-4 will be in effect and no proceedings for such purpose will be pending before the SEC;"

         In the first paragraph of the section of the Offer to Purchase entitled "Conditions to the Merger", (i) subsection (d) shall be amended and supplemented to insert the word "and" after the semi-colon; (ii) subsection (e) shall be amended to delete the semi-colon and insert a period at the end of such subsection; and (iii) subsection (f) shall be deleted in its entirety.

         Subsection (a) of the second paragraph of the section of the Offer to Purchase entitled "Conditions to the Merger" is hereby amended and restated in its entirety as follows:

                  "Purchaser will have purchased Shares representing, together with Shares previously owned by Parent, no less than 50.1% of the issued and outstanding Shares."

         In the second paragraph of the section of the Offer to Purchase entitled "Conditions to the Merger", subsection (b) shall be deleted in its entirety.

         Subsection (b) of the section of the Offer to Purchase entitled "Termination" is hereby amended and restated in its entirety as follows:

                  "(i) by the Company, if the Offer has not been consummated by February 28, 2001, provided that the Company is not then in breach in any material respect of any of its obligations under the Merger Agreement, provided further that in the event the Company does not exercise such right, the conditions set forth in an agreed upon form shall become conditions to Tyson's obligation to consummate the Proposed Merger; or (ii) by either the Company or Tyson (but in case of Tyson, only if no Shares were purchased by Purchaser pursuant to the Offer or the Exchange Offer) if the Proposed Merger has not been consummated by May 31, 2001, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under the Agreement;"

         Subsection (d) of the section of the Offer to Purchase entitled "Termination" is hereby amended and restated in its entirety as follows:

                  "by Tyson, prior to the purchase of the Shares pursuant to the Offer, (i) if the board of directors of the Company shall have withdrawn, or modified or amended in a manner adverse to Tyson, its approval or recommendation of this Agreement, the Offer, the Exchange Offer or the Proposed Merger or its recommendation that stockholders of the Company tender their Shares pursuant to the Offer and the Exchange Offer, adopt and approve the Merger Agreement and the Proposed Merger or approved, recommended or endorsed any proposal for a transaction other than the transactions hereunder (including a tender or exchange offer for Shares) or (ii) if the Company has failed to call the Company Stockholder Meeting or failed to mail the Company Proxy Statement to its stockholders within 20 days after the Proposed Merger Form S-4 is declared effective by the SEC or failed to include in such statement the recommendation referred to above;"

         Subsection (e) of the section of the Offer to Purchase entitled "Termination" is hereby amended and restated as follows:

         The duration of "three days" shall be changed to "three business days".

         Subsection (h) of the section of the Offer to Purchase entitled "Termination" is hereby amended and restated in its entirety as follows:

                  "by either the Company or Tyson if, at a duly held stockholders meeting of the Company or any adjournment thereof at which this Agreement and the Proposed Merger are voted upon, the requisite stockholder adoption and approval shall not have been obtained; PROVIDED, however, that Tyson shall not have the right to terminate this Agreement or abandon the transactions contemplated hereby if Shares were purchased in the Offer."

         The second and third paragraphs of the section of the Offer to Purchase entitled "Fees and Expenses" is hereby amended and restated in their entirety, and a fourth paragraph shall be added, as follows:

                  "The Merger Agreement provides that if it is terminated under circumstances which would constitute a Payment Event (as defined below), the Company would pay to Tyson a reimbursement payment of the amount equal to the break-up fee and fees and expenses to be paid under the Rawhide Holdings Agreement (which Tyson will agree to forward to the Company prior to signing the Merger Agreement), in cash, together with interest thereon, at a rate equal to the London Interbank Offered Rate plus .75%, from the date of the Merger Agreement to the date such payment is due pursuant to the Merger Agreement (collectively, the "Reimbursement Payment), reflecting reimbursement of the amounts advanced by Tyson to the Company on the date of the Merger Agreement and used by the Company to pay the termination fee and the out-of-pocket fees and expenses owed to Rawhide Holdings Corporation under the Rawhide Merger Agreement (which advance will be evidenced by a note that, in the event of termination of the Merger Agreement, will be repaid only on the terms set forth in the Merger Agreement with respect to the Reimbursement Payment, and that will survive the consummation of the Proposed Merger if the Proposed Merger is completed). "Payment Event" means (x) the termination of the Merger Agreement by the Company or Tyson pursuant to subsections (d) or (e) under the section "Termination"; or (y) the termination of the Merger Agreement pursuant to subsections (b), (f) or (h) under the section "Termination", if at the time of such termination (or, in the case of a termination pursuant to subsection (h) under the section "Termination", at the time of the stockholders meeting), there shall have been outstanding an Acquisition Proposal pursuant to which stockholders of the Company would receive cash, securities or other consideration having an aggregate value in excess of $27.00, and within six months of any such termination described in clause (y) above the Company enters into a definitive agreement for or consummates such Acquisition Proposal or another Acquisition Proposal with a higher value than such Acquisition Proposal.

                  Upon the termination of the Merger Agreement under circumstances which would constitute a Payment Event, the Company shall reimburse Tyson and its affiliates not later than two business days after demand delivered by Tyson to the Company, the amount of $7,500,000 representing Tyson's fees and expenses (including, without limitation, the reasonable fees and expenses of their counsel and investment banking fees) and Tyson shall not be required to submit documentation substantiating such fees and expenses.

                  The Merger Agreement provides that Tyson will pay to the Company a fee of $70 million if the Merger Agreement is terminated (i) by Tyson or the Company pursuant to subsection (c) of the section "Termination" or (ii) by the Company pursuant to subsection (b) of the section "Termination" if the inability to close is attributable to there being any law or order enacted or entered that imposes material limitations on Tyson's ability to operate its business, own its assets, accept Shares for payment in the Offer or acquire the Company, provided, however, that, in each case, such termination results from any action, suit, proceeding, judgment, writ, injunction, order or decree with respect to any antitrust, competition or trade regulation laws that may be asserted by any governmental entity with respect to the Offer or the Merger.

         The first paragraph of the subsection entitled "Purpose of the Offer" of the section of the Offer to Purchase entitled "The Offer - Purpose and Structure of the Offer; Plans for the Company; Dissenters' Rights" is hereby amended and restated in its entirety as follows:

                  "The purpose of the Offer is to acquire control of the Company through the acquisition of a number of Shares which, together with Shares owned by Tyson, represent 50.1% of the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the proposed Exchange offer is to acquire Shares not purchased in the Offer and to provide holders of Shares the opportunity to receive Tyson Class A Common Stock in exchange for their Shares more quickly than through the Proposed Merger. The purpose of the Proposed Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer and Exchange Offer. If the Offer is successful, we intend to consummate the Proposed Merger as promptly as practicable after the consummation of the Exchange Offer. Upon consummation of the Proposed Merger, the Company will become a wholly owned subsidiary of Tyson."

         The section of the Offer to Purchase entitled "The Offer - Conditions to the Offer" shall be amended and restated in its entirety as follows:

                  "15. Conditions to the Offer. Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Shares, and we may terminate the Offer, if:

                  (1) prior to the Expiration Date, any of the Minimum Condition, the Merger Agreement Condition or the Section 203 Condition, in Tyson's reasonable judgment, has not been satisfied, or any waiting periods under applicable antitrust laws shall not have expired or been terminated; and

                  (2) at any time on or after December 11, 2000 and prior to the final expiration date (as defined in the Merger Agreement), any of the following conditions exists:

                           (a) there shall have been any law or order
                  promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Proposed Merger by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, (i) prohibits, or imposes any material limitations on, Tyson's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their or the Company's businesses or assets which is material to the business of all such entities taken as a whole, or compels Tyson or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate any portion of their or the Company's business or assets which is material to the business of all such entities taken as a whole, (ii) prohibits, restrains or makes illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Proposed Merger, (iii) imposes material limitations on the ability of Purchaser or Tyson (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the Company's stockholders, (iv) imposes material limitations on the ability of Purchaser or Tyson (or any of their respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or (v) otherwise materially adversely affects the Company and its subsidiaries taken as a whole; PROVIDED, however, that actions or inactions agreed to be taken by Tyson and Purchaser in the Merger Agreement shall not be deemed to be a satisfaction of the conditions set forth in this clause (a);

                           (b) there shall have occurred (i) any general
                  suspension of trading in, or limitation on the New York Stock Exchange for a period in excess of 24 hours (excluding suspensions of limitations resulting solely from physical damage or interference with such exchange not related to market conditions or suspensions or limitations triggered by price fluctuations on a trading day), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, or (iv) in the case of any of the foregoing existing at the time of the Offer, a material acceleration or worsening thereof;

                           (c) there shall have been any change, event or
                  development having, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole; or

                           (d) Tyson, Purchaser and the Company shall have
                  agreed that Purchaser shall amend the Offer to terminate the Offer or postpone the payment for Shares thereunder;

         which, in the reasonable judgment of Tyson in any such case, and regardless of the circumstances (including any action or omission by Tyson but excluding any willful action or omission by Tyson) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment."

         The section of the Offer to Purchase entitled "The Offer - Certain Legal Matters; Regulatory Approvals - Antitrust" is hereby amended and supplemented by adding the following after the second paragraph:

                  "On December 28, 2000, Tyson announced that the Antitrust Division extended the waiting period by requesting additional information from Tyson. Therefore, the waiting period will be extended until 11:59 P.M. New York City time, on the tenth day after our substantial compliance with such request."

Item 12. Exhibits.

         Item 12 is hereby amended and supplemented to add the following exhibit:

                  (a)(13) Press Release issued by Tyson dated December 28, 2000.

                  (d)(3) Revised Merger Agreement, executed by Tyson.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TYSON FOODS, INC.

                                      /s/ LES BALEDGE
                                      ----------------------------------
                                      (Signature)
                                      Les Baledge, Executive Vice
                                      President and General Counsel

                                      ----------------------------------
                                      (Name and Title)

                                      December 29, 2000

                                      ----------------------------------
                                      (Date)
                                      Lasso Acquisition Corporation

                                      /s/ LES BALEDGE
                                      ----------------------------------
                                      (Signature)
                                      Les Baledge, Executive Vice President
                                      -------------------------------------
                                      (Name and Title)

                                      December 29, 2000

                                      ----------------------------------
                                                     (Date)

                                  EXHIBIT INDEX

Exhibit No.
-----------

(a)(1)   Offer to Purchase dated December 12, 2000. *
(a)(2)   Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9). *
(a)(3)   Notice of Guaranteed Delivery. *
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(6)   Form of summary advertisement dated December 12, 2000. *
(a)(7)   Press Release issued by Tyson dated December 11, 2000. *
(a)(8)   Tyson conference call dated December 12, 2000. *
(a)(9)   Press Release issued by Tyson dated December 12, 2000. *
(a)(10)  Tyson Presentation delivered December 14, 2000. *
(a)(11)  Press Release issued by Tyson dated December 19, 2000. *
(a)(12)  Tyson Presentation delivered December 19, 2000. *
(a)(13)  Press Release issued by Tyson dated December 28, 2000.
(d)(1)   Confidentiality Agreement between Parent and the Company dated December 4, 2000. *
(d)(2)   Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company. *
(d)(3)   Revised Merger Agreement, executed by Tyson.

*        Previously filed.